UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☒	Form 20-F	☐	Form 10-Q	☐	Form N-SAR

☒	For Period Ended: December 31, 2005
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VIÑA CONCHA Y TORO S.A.

Full Name of Registrant

Former Name if Applicable

Casilla 213 Nueva Tajamar 481 Torre Norte, Piso 15

Address of Principal Executive Office (Street and Number)

Santiago, Chile

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Viña Concha y Toro, S.A. (the “Company”) and its independent auditors are currently analyzing with more detail the finalization of certain aspects of the year end 2005 financial statements of the Company, in particular with respect to note 38 to such financial statements, differences between U.S. and Chilean generally accepted accounting principles.  While we do not believe that the final results of these analyses will affect the disclosures in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, including the financial statements, in any material respect, we are unable to file the Annual Report by June 30, 2006 without unreasonable effort or expense due to the delay in obtaining final approval from the outside auditors regarding such disclosures in the Notes to the 2005 year-end financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Osvaldo Solar	011 562	476-5035

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).  Yes ☒  No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VIÑA CONCHA Y TORO S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Osvaldo Solar	Date June 30, 2006

Title:	Chief Financial Officer